[AMERICAN GREETINGS CORPORATION LETTERHEAD]

February 18, 2009

VIA EDGAR and FACSIMILE (703) 813-6967

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda McManus, Legal Branch Chief Chanda DeLong, Staff Attorney

Re:	American Greetings Corporation
Form T-3 (File No. 022-28882)

Ladies:

In accordance with Section 307 of the Trust Indenture Act and the rules promulgated thereunder, and on behalf of American Greetings Corporation, the undersigned hereby requests acceleration of the effective date of the above referenced Application for Qualification of Indenture on Form T-3, as amended, to 4:00 p.m., Eastern time, on February 20, 2009, or as soon thereafter as practicable.

As part of this acceleration request, American Greetings Corporation acknowledges the following:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Application effective, it does not foreclose the Commission from taking any action with respect to the Application;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Application effective, does not relieve American Greetings Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the Application; and

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American Greetings Corporation may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact the undersigned at (216) 252-7300. Thank you for your attention to this matter.

AMERICAN GREETINGS CORPORATION

/s/ Christopher W. Haffke
By:	Christopher W. Haffke
Its:	Assistant General Counsel

cc: Katherine D. Brandt, Thompson Hine LLP